Santo Pita Corporation
Plaza Tania, Rotnulo Betancourt No. 289 Local 306
Bella Vista, Santo Domingo, Dominican Republic

May 3, 2011

VIA EDGAR
Mr. John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Santo Pita Corporation
Amendment No. 3 on Registration Statement on Form S-1
File No. 333-169503
Filed March 9, 2011

Dear Mr. Reynolds:

We are in receipt of your comment letter dated March 30, 2011 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company's responses:

General

  We note your response to comment one of our letter dated February 14, 2011, and we reissue it in part. Please revise your registration statement to clarify whether Ms. Lysiak or Ms. Feliz Ruiz became involved with Santo Pita subject to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the company to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also, please clarify whether Santo Pita has had substantive discussions with Ms. Lysiak or any other person regarding the possibility of a sale of the company to (or a business combination with) a third party looking to obtain or become a public reporting entity, including any investment firm, finder, or consultant.

ANSWER: We have revised to clarify that neither Ms. Feliz Ruiz nor Ms. Lysiak has any plans, agreements, or understandings with respect to any future sale of the Company to, or a business combination with, a third party looking to obtain or become a public reporting entity. We also revised to clarify that the Company has never had substantive discussions with Ms. Lysiak or any other person regarding the possibility of a sale of the Company to, or a business combination with, a third party looking to obtain or become a public reporting entity, including any investment firm, finder, or consultant.

Prospectus Summary, page 6
  We note your response to comment four of our letter dated February 14, 2011, and we reissue it in part. You disclose that you "believe the funds from the offering will be enough to develop our growth strategy and implement our business plan." Since you have less than $20,000 in cash as of October 31, 2010, and your disclosure on page 53 indicates that you will need $290,000 in cash for 12 months of operations, please revise here, MD&A and where appropriate to reconcile the apparent discrepancy and further clarify your liquidity needs.

ANSWER: We have provided the requested clarification by distinguishing between our short-term and long-term goals. Short-term goals are those achievable within a 12 month period with funds from our private placement and related party payables while long-term goals are those achievable with a 12 to 24 month period which would require additional funding. As such, references to these milestones have been deleted from this section and disclosed within the appropriate places throughout the registration statement.
  Similarly, we note your response to comment five of our letter dated February 14, 2011. It is unclear if you will have $5,000 to $10,000 of net private offering proceeds to spend on your initial marketing plans. Your revised disclosure clarifying your liquidity needs should address the significant, planned expenditures such as your stated marketing needs. Please revise accordingly.

ANSWER: The reference to our planned expenditures have been removed from this section and fully disclosed with the Business, MD&A and other applicable sections of the document.
  Also, please reconcile your disclosures in risk factor five regarding the funds necessary to implement your business plan with the disclosure on page 23 that you need $35,000 to develop your website. See comment six from our letter dated February 14, 2011.

ANSWER: We have revised to reconcile our disclosures regarding the funds necessary to implement our business plan.

Description of Business, page 21
  We note your response to comment eight of our letter dated February 14, 2011. We also note disclosure on page 35 that you will need $35,000 to develop the video to video capability and USB camera functions. You indicate on page 29 that certain software and hardware integration will be "completed ... by the end of June 2012." Please revise here, page 29 and where appropriate to clarify the basis for, and assumptions underlying, your belief that you will have the necessary funding and meet the stated milestone by June 2012.

ANSWER: The disclosure has been revised to properly reflect that this aspect of our planned business is part of our long term goals and additional financing will need to be obtained before it can be implemented.
  We note your response to comment 11 of our letter dated February 14, 2011, and we reissue it in part. You indicate that your informational dental platform, i.e. your dental reference website, will be online by the end of June 2011, while your "interactive social media platform" will be online by August 2011. Please revise to clarify what you mean by "interactive social media platform," and what features will be available by August 2011. Further, you describe your portal as a "simple and easy to use solution that helps manage administrative communicative and formative functions" on page 29, but do not provide a plain English description of your web portal as it will exist by August 2011. Please revise accordingly.

ANSWER: We have revised to clarify the meaning of "interactive social media platform" and provide more description of our web portal as it will exist by August 2011.

  We reissue prior comment 12 of our letter dated February 14, 2011. You indicate on pages 6, 22-23, and 27 that you are a franchisor of DRDIENTESBLANCOS franchises, which involves selling Beaming White equipment and kits. However, it is unclear what you mean by "franchise" and whether your operations will consist of any steps beyond selling Beaming White equipment and kits and training to use the equipment. Please clarify, for example, what ongoing services you will provide your franchisees and how you will be compensated for these services. We also note that Exhibit 10.4 does not appear to address you as a franchisor or franchisee, and it is unclear if you anticipate entering into a franchise agreement with Beaming White in addition to the IP agreement. Please revise or advise. Your revised disclosure should clarify how your franchise operations differ from being a distributor of Beaming White equipment.

ANSWER: We have revised to provide the requested disclosure and clarify how our franchise operations differ from being a distributor of Beaming White equipments.
  Please revise the disclosure of your belief that "[m]ost of the information is freely available on the internet..." to address the extent to which information provided by dental institutes, associations, or other sources are protected by copyright.

ANSWER: We have deleted this statement to clarify that we will obtain permission or purchase a license for any information we use from a third party.
  Please revise to clarify how long you have been actively selling or marketing your franchises and whether you have sold any franchises or kits to date.

ANSWER: We have revised to clarify that we have been actively marketing our DRDIENESBLANCOS franchise since March 1, 2011 but we have not sold any franchises or kits to date.
  Please clarify whether you will be an operator of Beaming White equipment in addition to being a franchisor. We note disclosure on page 28 that you will hire operators for the machines and you plan to charge $80-$100 for treatments. If you are solely a franchisor, it is unclear why you would hire operators of the machines or charge anyone for treatments.

ANSWER: We have revised to clarify that we will not hire any operators for the machines but we would hire staff to train and support the franchise owner and would suggest our franchise owners, who are also the operators, to charge $80-$100 for their treatments.

Financial Statements

General
  Please provide a currently dated consent from your independent accountant for amendments over 30 days and note the updating requirements of Article 8-08 of Regulation S-X.

ANSWER: Not applicable.
  Tell us about your relationship with Galina's Tailoring and Alterations (ownership interest, employee, etc.) and how this entity's operations are related to your business plan as described on page 16.

ANSWER: Not applicable.

Statement of Stockholders' Equity, page 38
  We note your disclosures in Item 5(f) - Sale of Unregistered Securities on page 21, Item 15 - Recent Sales of Unregistered Securities on page 45 and elsewhere in your registration statement that you issued 960,000 shares on December 17, 2010 for $19,200. It appears that these shares are recorded in your financial statements for the period ended November 30, 2010. Tell us why the shares issued subsequent to November 30, 2010 are included in your financial statements for the period ended November 30, 2010 or revise your financial statements as appropriate.

ANSWER: Not applicable.

Notes to Financial Statements

Note 1. Organization, Operations and Summary of Significant Accounting Policies

Fiscal Year, page 40
  We note your disclosure here that you have selected November 30 as your fiscal year end. However, we note your disclosure on page 34 that your fiscal year ends December 31st. Please revise or advise.

ANSWER: Not applicable.

Management Discussion and Analysis, page 48

Plan of Operation, page 48
  We note your responses to comment 13 and 14 of our letter dated February 14, 2011, and we reissue them. We are unable to locate disclosure responsive to the comments. Please revise accordingly.

ANSWER: The requested disclosure has been made and clarification has been provided on Page 59 and 60.

Liquidity and Capital Resources, page 52
  We note your response to comment 15 of our letter dated February 14, 2011, and we reissue it. Please revise this section to clarify your cash needs for the next twelve months. We note the reference to $290,000. You should discuss your short and long term cash needs. See Instruction 5 to Item 303(a). Also, please disclose your current cash balance at the most recent date practicable prior to the filing of your amendment.

ANSWER: We have revised to discuss our short and long term cash needs and disclose our cash balance as of January 31, 2011.

Directors and Executive Officers, page 53
  We note your response to comment 16 of our letter dated February 14, 2011. It appears that you should clarify that Ms. Feliz Ruiz's contribution or activities at Santo Pita may be interrupted by her unrelated consulting and marketing business activities, and that her activities at Santo Pita may be interrupted by her studies at dental school. Please revise or advise.

ANSWER: We have revised to clarify that Ms. Feliz Ruiz's contribution to the Company may be interrupted by her unrelated consulting and marketing business activities, as well as her studies at dental school.

Transactions with Related Persons, Promoters and Certain Control Persons, page 55
  We note your response to comment 18 of our letter dated February 14, 2011, and we reissue it. Your response letter indicates that the 33,333,333 shares were the initial shares of Ms. Feliz Ruiz issued on July 8, 2009, but your disclosure on pages 42, 46, 52, 55, 58, 60, and 64 indicates that Ms. Feliz Ruiz received 33,333,333 shares of common stock on July 30, 2010 for $5,000. Further, your beneficial ownership table on page 58 indicates that Ms. Feliz Ruiz currently owns only 33,333,333 shares of common stock at the date of your prospectus. Please revise to clarify this discrepancy.

ANSWER: We have revised throughout the registration statement to clarify that Ms. Feliz Ruiz received the 33,333,333 shares on July 30, 2010.

The Company acknowledges that:

    should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Santo Pita Corporation

By:   /s/ Rosa Habeila Feliz Ruiz
       Rosa Habeila Feliz Ruiz
       President